05012441

82-4154

Registration No. 4154

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	001202942952 5
Od *From*	**KOMERČNÍ BANKA, a. s. P.O. BOX 839 114 07 PRAHA 1**	tel.: fax:	+42022243200 5 +42022422948 3
Kopie *cc*			

SUPPL

Datum *Date*	31. 10. 2005		
Stran *Pages*	**3 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+42022243200 5

Věc
Subject

Dislosure duty – 3Q 2005

Dear Sirs,

Pursuant to Act 256/2004 Coll. subsection 16(2)(a) and Rules of Prague Stock Exchange part III subsection 8(8)(b) find unaudited financial results as at 30th September 2005.

Yours Sincerely,

Sylva Floríková
Head of Compliance

dlw 11/9

International Financial Reporting Standards

(in CZK mil.)

	30 September 2005 (Unaudited)	30 September 2004 (Unaudited)
Assets		
Cash and current balances with banks	12,955	18,673
Amounts due from banks	229,564	216,048
Trading securities	10,078	10,968
Positive fair value of financial derivative transactions	14,046	6,845
Due from Česká konsolidační agentura	212	4,276
Loans and advances to customers, net	179,044	141,807
Securities available for sale	9,087	14,654
Investments held to maturity	3,446	2,279
Prepayments, accrued income and other assets	2,919	3,588
Deferred tax asset	388	512
Investments in subsidiaries and associates	1,516	1,639
Assets held for sale	28	0
Tangible and intangible fixed assets, net	10,854	11,520
Total assets	**474,137**	**432,809**
Liabilities		
Amounts owed to banks	23,747	16,605
Amounts owed to customers	363,573	350,569
Negative fair value of financial derivative transactions	5,332	3,460
Certificated debt	13,989	8,292
Accruals, provisions and other liabilities	16,735	16,330
Income taxes payable	0	0
Deferred tax liability	1,885	202
Total liabilities	**425,261**	**395,458**
Shareholders' equity		
Share capital	19,005	19,005
Share premium and reserves	29,871	18,346
Total shareholders' equity	**48,876**	**37,351**
Total liabilities and shareholders' equity	**474,137**	**432,809**

International Financial Reporting Standards

(in,CZK,mil.)

	30 September 2005 (Unaudited)	30 September 2004 (Unaudited)
Profit and Loss Account		
Interest income	14,756	14,443
Interest expense	(4,696)	(5,382)
Net interest income	**10,060**	**9,061**
Net fees and commissions	6,463	6,379
Net profit / (loss) on financial operations	608	951
Dividends and other income	245	410
Net banking income	**17,376**	**16,801**
Personnel expenses	(3,534)	(3,652)
General administrative expenses	(3,794)	(3,778)
Depreciation, impairment and disposal of fixed assets	(1,256)	(1,213)
Total operating expenses	**(8,584)**	**(8,643)**
Profit before provisions for loan and investment losses and income taxes	**8,792**	**8,158**
Provision for loan losses	(439)	(669)
Provision for impairment of securities	(196)	(111)
Provision for other risk expenses	(82)	(120)
Cost of risk	**(717)**	**(900)**
Profit or (loss) on subsidiaries and associates	341	753
Profit / (loss) before income taxes	**8,416**	**8,011**
Income taxes	(2,103)	(2,388)
Net profit / (loss)	**6,313**	**5,623**